UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

GENTERRA CAPITAL INC.
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Company Press Release For August 29, 2011
99.2	Interim Report - Consolidated unaudited Financial Statements - June 30, 2011
99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations
99.4	Form 52-109FV2 Certification of Interim Filings - CEO
99.5	Form 52-109FV2 Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTERRA CAPITAL INC.

Date: September 1, 2011	By:	/s/ STAN ABRAMOWITZ
Name: Stan Abramowitz
Title: Chief Financial Officer